SEC FILE NUMBER
                                                   0-23454

                                                CUSIP NUMBER
                                                 89149T 10 1
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):     Form 10-K    ___Form 20-F   ___Form 11-K
               X Form 10-Q    ___Form N-SAR

              For Period Ended:  September 30, 1997
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               ___ Transition Report on Form 10-K
               ___ Transition Report on Form 20-F
               ___ Transition Report on Form 11-K
               ___ Transition Report on Form 10-Q
               ___ Transition Report on Form N-SAR
               For the Transition Period Ended:_________________

     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Total Containment, Inc.
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Former Name if Applicable

Not Applicable
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Address of Principal Executive Office (Street and Number)

422 Business Center, A130 North Drive, Oaks, PA  19456
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is in the process of completing its previously disclosed review of the financial statement impact of the inspection and possible replacement retractable primary pipe with deteriorating cover installed as part of its Enviroflex flexible double-wall containment systems between 1990 and 1994. This review, when completed, will result in (i) a quantification of the number of sites likely to be affected by the deterioration and the cost of replacing deteriorating pipe at those sites, (ii) a determination of the time period during which the Registrant intends to effect any such replacement and how the Company expects to finance such replacement, and (iii) the amount, if any, the manufacturer of the pipe will contribute toward such replacement or the value of any other accommodation such manufacturer might make.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Joseph M. Harenza        (610)           478-2160
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         (Name)            (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
     report(s).                                 X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                           X Yes ___No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state why a reasonable estimate cannot be made.

          The results of operations for the third quarter of 1997 may be adversely impacted compared to the third quarter of 1996 if the review referred to under Part III results in a material charge to income to increase the Company's warranty reserve to cover the cost of replacement net of any contribution by the manufacturer of such pipe towards such cost. The Registrant expects that review necessary to make such estimate will be completed on or before the fifth business day following this filing.

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                     Total Containment, Inc.
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          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 1997      By/s/ Pierre Desjardins
       -----------------         Pierre Desjardins, President
                                 and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).